ALBERTA COMPLIANCE SERVICES INC.


03050783

April 30, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. News Release dated March 26, 2003
2. News Release dated April 28,2003

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

8 2-4868

PRESS *Release*


INTERNATIONAL
HEALTH
PARTNERS
INC.

FOR IMMEDIATE RELEASE
March 26, 2003

Trading Symbol: IHP - TSX
Press Release No. 03-01

INTERNATIONAL HEALTH PARTNERS INC. APPOINTS PAUL A. GREHAN AS DIRECTOR

CALGARY, ALBERTA, March 26, 2003 - **International Health Partners Inc. ("IHP")** is pleased to announce that the Board of Directors has approved the appointment of Mr. Paul A. Grehan as a Director of the Corporation. Mr. Grehan, a Chartered Accountant, comes to IHP from PCG Ventures Inc. (PCG - TSX) after the completion of the "Qualifying Transaction" that closed on February 24, 2003.

Mr. Grehan is the Founder and Principal of Serious Business Solutions and a Co-Founder and Director of Health Care West. He has been a Co-Founder and Director of M-Chem Industries Corp. and is holding several directorships and advisory positions. Mr. Grehan brings with him extensive experience in financial and strategic planning. The Board of Directors and Management of IHP welcome Mr. Grehan to the Company.

International Health Partners Inc. is a Dental and Medical "Practice Management Company" ("PMC") in the business of evaluating and consolidating dental and medical facilities. The Company operates a chain of modern health facilities that provide primary dental and medical services in the Province of Alberta.

To find out more about International Health Partners Inc. (TSX: IHP), visit our website at www.ihp.ca

Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to investor@IHP.ca

82-4868

PRESS *Release*


INTERNATIONAL
HEALTH
PARTNERS
INC.

FOR IMMEDIATE RELEASE
April 28, 2003

TSX VENTURE EXCHANGE
Trading Symbol: IHP – TSX
Press Release Number: 03 - 03

INTERNATIONAL HEALTH PARTNERS INC.
ANNOUNCES
SHARES FOR DEBT PRIVATE PLACEMENT

CALGARY, ALBERTA, April 28, 2003 - **International Health Partners Inc. ("IHP")** announces a Shares for Debt Private Placement in the amount of $37,000 whereby 308,333 Common Shares will be issued or reserved by issuance at a price of $0.12 per share. The Corporation has met all the conditions and approval by the TSX Venture Exchange has been received.

International Health Partners Inc. is a Dental and Medical "Practice Management Company" ("PMC") in the business of evaluating and consolidating dental and medical facilities. The Company owns/operates a chain of modern health facilities that provide primary dental and medical services in the Province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

To find out more about International Health Partners Inc. (TSX: IHP), visit our website at www.ihp.ca

Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to investor@IHP.ca

Interested Medical or Dental Professionals, please contact David McQuaig, President and CEO at (403) 264-7664.